Exhibit (a)(1)(f)

PRESS RELEASE

MANITOU Announces Friendly Tender Offer to Acquire

All Outstanding Shares of GEHL

Monday September 8, 2008: MANITOU announces the launch of a friendly tender offer to acquire all shares of common stock of GEHL Company, a NASDAQ listed U.S. company headquartered in West Bend, Wisconsin. Today, the tender offer formally commenced and MANITOU is mailing the Offer to Purchase to the shareholders of GEHL. Tenedor Corporation, a wholly owned subsidiary of MANITOU, is making the offer to purchase the shares of GEHL, and will merge with and into GEHL following successful completion of the tender offer according to the terms of the merger agreement executed as of September 7, 2008.

The offer consideration, to be fully paid in cash, values GEHL at $30 per share, representing a 120% premium over GEHL’s closing price on the last trading day prior to this announcement, and a premium of 92% above the average closing price of GEHL's shares over the last six months. GEHL’s Board of Directors is recommending that holders of shares of GEHL common stock accept the offer and tender their shares of common stock pursuant to the offer. The offer and withdrawal rights are scheduled to expire at 5:00 p.m., New York City time, on October 20, 2008, unless the offer is extended. Any extension would be announced no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration.

The tender offer is subject to certain conditions specified in the Offer to Purchase, including antitrust clearances and the condition that the tendered shares, together with the 14.4% of the outstanding shares currently owned by MANITOU, constitute at least two-thirds of the shares of GEHL (on a fully diluted basis after taking into account the cash-out of options and restricted stock in connection with the completion of the tender offer) plus one share.

The acquisition cost for the GEHL shares not already owned by MANITOU amounts to $331 million. The transaction will be financed with a portion of MANITOU’s liquidity and a €210 million term loan facility arranged by Société Générale, which will be partially syndicated to both French and international banks.

MANITOU’s strategic acquisition is consistent with the Group’s growth plans in the U.S. and globally, and will enable MANITOU to:

•	Establish global leadership in the rough terrain material handling equipment sector by building a presence in the U.S.;

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Strengthen its operations in both the construction and agriculture segments of the U.S. market, with equipment tailored for those market segments and sold through three separate distribution channels: GEHL, MUSTANG and MANITOU;

•	Complement its offering of compact equipment with the addition of the mini skid loader product line, a segment in which GEHL is a global leader;

•	Increase its production capacity in the United States to better position itself for U.S. dollar based transactions in global markets;

•	Accelerate the Group’s global growth through the sharing resources and capacities.

The post-merger entity will greatly benefit from a combination of the two companies, due to their complementary nature, specifically with respect to product lines, expertise and geographic presence. Post-merger, MANITOU will generate pro forma sales of more than €1.5bn, while employing over 3,500 people, and operating twelve manufacturing facilities globally, including three in the United States. Post merger, the MANITOU Group will enjoy critical size in numerous markets through well-positioned distribution networks and an enlarged product offering including equipment recognized globally for reliability and performance.

Given the transaction’s characteristics and expected synergies, MANITOU Group anticipates the transaction will be accretive to EPS starting in 2009.

Mr. Marcel-Claude Braud, Chief Executive Officer of MANITOU said: “Since our distribution agreement and original 14.9% equity investment in the company in July 2004, we have built a strong working relationship with the management of GEHL of which we appreciate the high competence. This transaction is the logical next step in our aim to strengthen our North American operations by joining forces with a player known for its superior products and distribution networks. I am certain that this transaction will accelerate the global development of our group by improving our competitiveness and commercial positioning. It will be beneficial for all of our shareholders as well as management teams on both sides of the Atlantic.”

William D. Gehl, Chairman and CEO of GEHL added that “the Board of Directors of GEHL recommends MANITOU’s offer at $30 per share. By joining activities and resources with MANITOU, GEHL will accelerate its development for the benefit of all of its employees and distributors all over the world. For the next coming years, GEHL will continue to promote its products under its strong trademarks (GEHL, MUSTANG and EDGE) which are, along with its employees, the most valuable assets.”

Société Générale Corporate & Investment Banking and Cleary Gottlieb Steen & Hamilton LLP are acting as financial advisor and legal advisor respectively to MANITOU.

A presentation including further information on the transaction is available on MANITOU’s web site (www.manitou.com).

MANITOU, headquartered in Ancenis in the Loire Atlantique department of France, engages in the design, manufacturing and distribution of material handling equipment serving the construction, agriculture and industrial sectors. MANITOU which is the world market leader for rough terrain trucks (rough terrain masted trucks and telescopic handlers) has a worldwide coverage with a network of nearly 600 independent dealers spread over 120 countries. Its product line also includes aerial work platforms, industrial forklifts and warehousing equipment. In 2007, the Group generated a record €1,260.0 million in sales and a net income of €86.1 million. MANITOU’s shares are traded on the EURONEXT market. Additional information is available at www.manitou.com or by contacting communication.financiere@manitou.com

GEHL Company is a U.S. manufacturer of compact equipment used worldwide in contruction and agricultural markets. Founded in 1859, the Company is headquartered in West Bend, Wisconsin. The Company markets its products under the GEHL ® and MUSTANG ® brand names. MUSTANG product information is available on the MUSTANG Manufacturing website (www.mustangmfg.com). CE Attachments, Inc. information is available at (www.ceattach.com). GEHL Company information is available at (www.gehl.com) or contact: GEHL Company, 143 Water Street, West Bend, WI 53095, USA (telephone: 262-334-9461).

The tender offer described herein has commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of GEHL. Tenedor Corporation and MANITOU have filed a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and GEHL has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Tenedor Corporation, MANITOU and GEHL intend to mail these documents to the shareholders of GEHL. These and other documents that MANITOU and GEHL have filed and will file with the SEC relating to the tender offer contain and will contain important information about the tender offer and shareholders of GEHL are urged to read them carefully.

Shareholders of GEHL can obtain a free copy of these documents at http://www.manitou.com/ and http://www.gehl.com/ and the website maintained by the Securities and Exchange Commission at http://www.sec.gov/. In addition, shareholders will be able to obtain a free copy of these documents from MANITOU by contacting MANITOU’s Information Agent, D.F. King, at (800) 967-7921 or from GEHL by contacting GEHL’s Investor Relations Department at (262) 334-9461.

This press release contains forward-looking statements, including statements in connection with the tender offer and the proposed acquisition, which involve a number of risks and uncertainties. These statements are based on MANITOU’s and GEHL’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied, changes in both companies’ businesses during the period between now and the closing, developments in obtaining regulatory approvals for the transaction and difficulties that MANITOU may suffer in connection with its plans for financing the tender offer and acquisition of GEHL. Risks relating to the tender offer and merger are described in the documentation filed with the SEC by MANITOU and GEHL as referenced in the immediately preceding paragraph. Risks relating to GEHL are described in GEHL’s report on Form 10-K filed with the Securities and Exchange Commission (SEC) for the fiscal year ended December 31, 2007, and GEHL’s reports on Form 10-Q filed with the Securities and Exchange Commission (SEC) for subsequent quarterly periods. GEHL and MANITOU are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.